Filed by Brookfield Renewable Corporation
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: TerraForm Power, Inc.
Commission File No.: 001-36542

The following is an excerpt from the Q4 2019 letter of Brookfield Renewable Partners L.P. to its unitholders, dated February 6, 2020.

Additionally, in January, we announced a non-binding, all-share proposal to acquire the outstanding shares of TerraForm Power, other than the 62% owned by us and our institutional partners, at a BEP-to-TERP exchange ratio of 0.36. We believe this transaction will create significant value for investors in both companies by simplifying our corporate structure in an immediately accretive transaction which will further strengthen Brookfield Renewable’s position as one of the largest, public pure-play renewable power companies in the world.

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Cautionary Statement Regarding Forward-looking Statements

This communication contains forward-looking statements and information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “will”, “intend”, “should”, “could”, “target”, “growth”, “expect”, “believe”, “plan”, derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify the above mentioned and other forward-looking statements. Forward-looking statements in this communication include statements regarding the proposed transaction with TerraForm Power, Inc. (“TerraForm Power”) and the prospects and benefits of the combined company. Although Brookfield Renewable Partners L.P. (“Brookfield Renewable”) believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, you should not place undue reliance on them, or any other forward-looking statements or information in this communication. The future performance and prospects of Brookfield Renewable are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Renewable to differ materially from those contemplated or implied by the statements in this communication include (without limitation) the fact that there can be no assurance that the stock exchanges on which Brookfield Renewable Corporation (“BEPC”) intends to apply to list its class A shares will approve the listing of such shares or that BEPC will be included in any indices; uncertainties as to whether an agreement of the proposed transaction will be negotiated and executed; uncertainties as to whether TerraForm Power will cooperate with Brookfield Renewable regarding the proposed transaction; uncertainties as to whether TerraForm Power’s independent committee will approve any transaction proposed by Brookfield Renewable; uncertainties as to whether TerraForm Power’s stockholders not affiliated with Brookfield Renewable will approve any transaction; uncertainties as to whether the other conditions to the proposed transaction will be satisfied or satisfied on the anticipated schedule; the timing of the proposed transaction and whether the proposed transaction will be completed; failure to realize contemplated benefits from the proposed transaction; and incurrence of significant costs in connection with the proposed transaction. For further information on these known and unknown risks, please see “Risk Factors” included in the Form 20-F of Brookfield Renewable and other risks and factors that are described therein and that are described in Brookfield Renewable’s and BEPC’s joint preliminary Form F-1 and prospectus filed with the Securities and Exchange Commission (the “SEC”).

The foregoing list of important factors that may affect future results is not exhaustive. The forward-looking statements represent our views as of the date of this communication and should not be relied upon as representing our views as of any subsequent date. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law.

Additional Information and Where to Find It

An agreement in respect of the proposed transaction described in this communication has not yet been executed, and this communication is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC should the proposed transaction go forward. Any solicitation will only be made through materials filed with the SEC. Nonetheless, this communication may be deemed to be solicitation material in respect of the proposed transaction proposed by Brookfield Renewable.  Should the proposed transaction go forward, Brookfield Renewable and BEPC expect to file relevant materials with the SEC, including a registration statement on Form F-4 that may include a proxy statement of TerraForm Power that also constitutes a prospectus of Brookfield Renewable and BEPC (the “F-4”).  This communication is not a substitute for the registration statement, definitive proxy statement/prospectus or any other documents that Brookfield Renewable, BEPC or TerraForm Power may file with the SEC or send to shareholders in connection with the proposed transaction.  SHAREHOLDERS OF TERRAFORM POWER ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC (IF AND WHEN THEY BECOME AVAILABLE), INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain copies of the F-4, including the proxy statement/prospectus, and other documents filed with the SEC (if and when available) free of charge at the SEC’s website, http://www.sec.gov.  Copies of documents filed with the SEC by TerraForm Power will be made available free of charge on TerraForm Power’s website at http://www.terraform.com/.  Copies of documents filed with the SEC by Brookfield Renewable and BEPC will be made available free of charge on Brookfield Renewable’s website at http://bep.brookfield.com/.  Such documents are not currently available.

Participants in Solicitation

TerraForm Power and its directors and executive officers, BEPC and its directors and executive officers, and Brookfield Renewable and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of TerraForm Power common stock in respect of the proposed transaction.  Information about the directors and executive officers of TerraForm Power is set forth on its website at http://www.terraformpower.com/.  Information about the directors and executive officers of Brookfield Renewable is set forth on its website at http://bep.brookfield.com/.  Information about the directors and executive officers of BEPC is set forth on its preliminary Form F-1, filed with the SEC.  Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available.  You may obtain free copies of these documents as described in the preceding paragraph.

Non-solicitation

No securities regulatory authority has either approved or disapproved of the contents of this communication.  This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.